United States

Securities and Exchange Commission

Washington, D.C. 10549

Form 12b-25

NOTIFICATION OF LATE FILING

SEC file No.  0-25489

CUSIP No.   64145L105

(Check one)   X Form 10-K   ٱ Form 20-F   ٱ Form 11-K   ٱ Form 10-Q   ٱ Form N-SAR

For Period Ended:  August 31, 2002

(  )

Transition Report on Form 10-K

(  )

Transition Report on Form 11-K

(  )

Transition Report on Form 10-Q

(  )

Transition Report on Form N-SAR

For the transition Period Ended:  _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full name of Registrant:

Nevada Star Resource Corp.

Former Name if Applicable:

n/a

Address of Principal Executive Office (Street and Number)

10735 Stone Avenue North

City, State and Zip Code:

Seattle, WA 98133

PART II – RULES 12B-25(B) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b(25(b), the following should be completed.  (Check box if appropriate)  ( X)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X)

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons by Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

Accountants have not yet completed the audit for the Registrant’s year end with the required adjustments to US GAAP.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Gregory B. Lipsker

601 W. Main, Suite 714

Spokane, WA 99201

(509) 455-9077

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of `940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    (X)  Yes    (  ) No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ).    ( )  Yes    (X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nevada Star Resource Corp. has caused the notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated  November 28, 2002 by    /s/ Gerald G. Carlson, President